INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE FIRST QUARTER 2015

The following management’s discussion and analysis (“MD&A”), which is dated as of May 14, 2015, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the “Company”) as at and for the three month period ended March 31, 2015, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three month period ended March 31, 2015 (the “First Quarter Financial Statements”), together with the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2014. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated March 31, 2015, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in mineral exploration with a primary focus on gold. The Company’s main areas of exploration are in the Orientale and North Kivu provinces of the DRC where the Company holds or controls rights under 62 exploration permits (PR’s), directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SPRL, or under option agreements with the holders of the permits. At the Ngayu Project in Orientale Province, the Company, through its DRC subsidiary, has 13 PR’s totaling 2,077 square kilometers, while at the North Kivu Project the Company has 49 PR’s through its DRC subsidiary or under option from third parties covering an area of approximately 13,210 square kilometers. All but two of the 49 North Kivu PR’s are currently under Force Majeure due to the poor security situation in much of the North Kivu Province.

During 2014, the Company significantly reduced its active exploration efforts on the ground due to funding restraints with the field camps placed on care-and-maintenance and the Beni and Kinshasa offices scaled down or closed. Further assessment of exploration work undertaken in 2013 at Ngayu was undertaken during 2014. Prospects have been selected for additional groundwork including drilling once funding becomes available.

In addition, new historical data was obtained and assessed for the North Kivu project in order to select target areas for follow up once the security situation improves. Significant artisanal activity is currently taking place in the Lutunguru area in the southern part of the North Kivu project.

In order to maintain the Ngayu PR’s in good standing, all statutory surface fees and provincial taxes were paid during 2014. Since most of the North Kivu PR’s are under Force Majeure, no surface or provincial fees were required to be paid except for the two PR’s not under Force Majeure.

Further to the Company’s press release dated April 2, 2014, the Company voluntarily delisted from the NYSE MKT LLC (the “NYSE MKT”). The Company decided to take this action after concluding that the disadvantages of maintaining its listing on the NYSE MKT outweighed the benefits to the Company and its shareholders. Among the factors considered were the ongoing costs and expenses, both direct and indirect, associated with having the Company's common shares listed on the NYSE MKT and the costs of preparing the requested compliance plan and taking the actions that would be required to implement the plan.

As announced in the press release dated January 21, 2015, the Company is in discussions regarding a possible joint venture agreement for all or part of the Company's Ngayu project.

In a press release dated February 6, 2015, the Company announced that Peter Cowley stepped down from his roles as President and Chief Executive Officer of the Company for personal reasons but will continue to work in an advisory role. Arnold Kondrat, Executive Vice President and a founding director of the Company, was appointed as the interim President and Chief Executive Officer of the Company while a search is conducted for a new President and Chief Executive Officer.

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for gross proceeds of Cdn$480,000. In March 2015, the Company closed a non-brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for gross proceeds of Cdn$180,000. Arnold T. Kondrat, President, Chief Executive Officer and a director of the Company, purchased 3,500,000 of the shares issued under the February 2015 private placement and 500,000 of the shares issued under the March 2015 private placement, and now holds 14,300,818 (or 16.94%) of the outstanding common shares of the Company.

Mineral Properties in the Democratic Republic of the Congo

The Company’s exploration activities in the DRC are focused on the following projects:

Ngayu Project

The Ngayu project covers an area of 2,077 square kilometers and is found within the Orientale Province in the northeast of the DRC, approximately 270 kilometers northeast of Kisangani. The Ngayu project is situated within the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaean craton that includes the Kilo and Moto (which hosts the Rand Gold Kibali mine) greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

During 2013, the gold rights relating to the Ngayu project, which were previously held by the Company through an option agreement with Rio Tinto Exploration RDC Orientale SPRL (“Rio Tinto”), were transferred by Rio Tinto to the Company’s wholly owned DRC subsidiary, Loncor Resources Congo SPRL, resulting in the Company’s DRC subsidiary now holding directly the 13 exploration permits comprising the Ngayu project.

The Ngayu project includes a number of exploration prospects already identified such as Makapela, Yindi, Itali, Mondarabe, Nagasa, Matete and Anguluku.

Makapela prospect

Exploration at Makapela is focusing on a quartz vein system within a sequence of basalts, thin units of banded iron formation, and dolerite sills. The veins outcrop in three large artisanal pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a strike of 2.2 kilometres.

As stated in the Company’s press release of April 9, 2013, an updated resource statement for Makapela was announced consisting of an Indicated mineral resource of 614,200 ounces (2.20 million tonnes grading 8.66 g/t Au) and an Inferred mineral resource of 549,600 ounces (3.22 million tonnes grading 5.30 g/t Au).

Due to the sharp decline in the gold price during the second quarter of 2013, it was decided not to incur any further expenditure on the Makapela preliminary economic assessment, which had been initiated, until the gold market improves.

Itali prospect

The Itali prospect is located in the Matete area, about 40 kilometres to the north-west of Yindi and 10 kilometres south of Makapela. This prospect is situated on the southern limb of the west-south-west trending fold in the Imva-Babeyru area, defined by magnetic highs interpreted to be caused by banded ironstone formation (“BIF”) units. Mineralization was first intersected by trench and core holes, which returned 42.50 metres grading 2.11 g/t Au and 38.82 metres grading 2.66 g/t Au respectively. Artisanal workings and soil sampling results indicate that there is potential for the mineralized zone to extend over a strike of approximately 1 kilometre.

Ground geophysics and further drilling will be required to determine the strike potential, and to identify the higher-grade parts of the mineralized package.

Mondarabe

Soil sampling and rock chip sampling at Mondarabe have to date defined two anomalous areas, one in the north of the grid in the vicinity of the Mondarabe artisanal workings, where +100 ppb values (maximum of 2350 ppb) occur over a strike of 960 metres, and one in the southern part of the grid, on a hill associated with folded BIF. Five diamond drill holes have been completed on the northern anomaly where gold mineralization is associated mainly with foliation-parallel quartz veins and veinlets within a series of metapelites, intruded by sills of dolerite and minor quartz porphyry. Shearing has preferentially affected the dolerite, and hydrothermal fluids have mineralized the shear zones to varying degrees. The most significant mineralized intersections included 10.46 metres grading 2.01 g/t Au, 2.14 metres grading 31.1 g/t Au and 0.66 metres grading 148 g/t Au.

Two drill holes were completed on the southern soil anomaly, which is associated with folded BIF. Both holes intersected significant widths of BIF, with individual units of up to 96 metres, interbedded with sericite schist. The BIF is locally quartz-veined and pyritized, the sulphide occurring as disseminated crystals, massive bands and patches. Despite the fairly widespread hydrothermal alteration, the mineralized zones intersected were relatively narrow, the best intersections in holes 6 and 7 being 3.23 metres grading 3.78 g/t Au and 1.23 metres grading 9.46 g/t Au respectively.

Nagasa

The Nagasa prospect is located on the southern limb of the Imva Fold, and is underlain by schists containing several BIF horizons, which strike east-west and dip steeply to the north. Strike-parallel faults, probably thrusts, are interpreted from the aeromagnetic data. A prominent BLEG anomaly is found at Nagasa.

The area is characterized by a relatively complex regolith cover, comprising a colluvial layer up to 3 metres thick containing abundant quartz clasts, overlain by a fine grained silty clay layer, interpreted to be palaeo-alluvium. The matrix of the colluvium is auriferous and is extensively pitted by artisanal miners, soil anomalies occurring where the colluvial material has been brought to surface. A +100 ppb soil anomaly with a strike of 3.5 kilometres is present in the eastern half of the grid, with values of up to 4,070 ppb Au. A second soil anomaly with a strike of about 1 kilometre occurs in the west.

Due to the overburden (regolith) covering much of Nagasa, it was decided to undertake geophysical IP ground surveys with the objective of detecting mineralized units below the regolith cover. IP surveys were conducted over an initial 2 kilometre x 2 kilometre block at Nagasa, and three well-defined anomalies were delineated. Additional IP surveys were subsequently carried out to the east and west to determine the strike potential of the anomalies. The southernmost Anomaly (Anomaly 1) has a strike length of at least 6 kilometres, and is associated with zones of colluvial workings and with localized remnants of colonial mining activity. Pole-Dipole IP arrays were also undertaken to produce pseudo cross sections which indicated that the higher chargeability anomalies were located at depth.

Drilling was undertaken in 2013 with two diamond drill holes, with a strike separation of 2,800 metres, drilled to test Anomaly 1. IP Anomaly 2 was defined over a 2.9 kilometre strike and is located 500 metres north of, and parallel to Anomaly 1. Two wide spaced holes, 500 metres apart, were drilled into Anomaly 2. Again the higher chargeability anomalies from the Pole-Dipole sections appeared to be more prominent at depth and did not come to surface. One core hole was also drilled into the 5 delineated 1.6 kilometre IP Anomaly 3 which is located about 1 kilometre north of Anomaly 2, and occurs on a topographic high associated with the main BIF unit. Four other shallower diamond drill holes were also completed by the Company at Nagasa. No significant mineralized zones were drilled at IP Anomaly 2 and Anomaly 3 although broad zones of hydrothermal alteration were intersected while at Anomaly 1, the most significant intersections were 3.72 metres grading 3.17 g/t Au, 2.00 metres grading 2.22 g/t Au and 0.41 metres grading 27.4 g/t Au.

Further closer spaced drilling is required to delineate discrete mineralization within the broad hydrothermally altered zones at Nagasa.

Matete and Anguluku

IP surveys were undertaken during the third quarter of 2013 at the Matete and Anguluku prospects where the surface expression of mineralization may be masked by the presence of transported overburden. Both prospects were initially identified as high priority BLEG targets and the airborne magnetic data indicated structurally favourable (folded and faulted) BIF. At both Matete and Anguluku, gradient array and pole-dipole IP surveys delineated a number of IP anomalies requiring follow up core drilling.

Yindi

During the year 2013, previous drilling, trench and adit sampling data for the Yindi prospect were reviewed and re-interpreted and a number of additional drill targets were outlined for future drilling. The Company believes that additional drilling has the potential to outline a significant mineral resource at Yindi

North Kivu Project

The North Kivu project is situated in the North Kivu Province in eastern DRC to the northwest of Lake Edward and consists of 49 exploration permits totaling 13,210 square kilometers. All but two of these exploration permits are currently under force majeure due to the security situation. Historical data has been compiled from the colonial period of alluvial gold mining and exploration which has outlined ten gold prospects for follow-up. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

In addition to gold, there are a number of alluvial platinum occurrences in the project area including the type locality for the platinum selenide mineral luberaoite near Lubero. To date no primary source has been found for the alluvial platinum occurrences.

Qualified Person

William R. Wilson, a director of the Company, and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Reports

Additional information with respect to the Company’s Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". Additional information with respect to the Company’s North Kivu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo". A copy of each of the said reports can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this MD&A uses the terms, "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the three month period ended March 31, 2015, the Company reported a net loss of $64,850, compared to a net loss of $238,767 reported for the three month period ended March 31, 2014. Expenses capitalized to mineral properties are discussed under the “Exploration and Evaluation Expenditures” section below. Significant changes in expenses occurred during the three month period ended March 31, 2015 in the expense categories described below as compared to the three month period ended March 31, 2014:

Consulting, management and professional fees
Consulting, management and professional fees increased to $50,303 for the first quarter of 2015 from $18,325 incurred during the first quarter of 2014. Professional fees increased due to higher legal and audit costs and the outsourcing of head office accounting services during the first quarter of 2015. No consulting and management fees were incurred during the first quarter of 2015 and 2014.

Travel and promotion
The Company incurred travel and promotion expenses of $14,432 during the first quarter of 2015 compared to $8,203 during the first quarter of 2014. Costs related to shareholder relations and business promotion activities increased for the first quarter of 2015 due to corporate activities related to securing new financing. There were no significant travel costs incurred during both periods.

Employee benefits
The Company’s employee benefits expense decreased to $30,951 for the first quarter of 2015 compared to $49,646 for the first quarter of 2014. The decrease in costs was mainly due to the reduction of permanent accounting staff at head office in the first quarter of 2015.

Office and sundry
Office and sundry expenses decreased to $43,910 during the first quarter of 2015 from $135,017 during the first quarter of 2014. The decrease in costs was mainly due to a reduction in filings fees as well as head office overhead expenses having been reduced as part of cash conservation measures.

Foreign exchange gain
The Company recorded a foreign exchange gain of $82,374 during the first quarter of 2015, compared to a foreign exchange gain of $3,856 during the first quarter of 2014, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Compensation expense-share-based payment
There was no compensation expense incurred for share based payment during the first quarter of 2015. The fair value of employee share-based payment expense was $23,116 during the first quarter of 2014, related to share-based compensation options issued to employees, directors and officers of the Company that fully vested during 2014.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of 2015. This financial information has been prepared using accounting policies consistent with International Accounting Standards (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). The Company’s presentation and functional currency is the United States dollar.

	2015	2014	2014	2014
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$(64,850)	$(2,370,628)	$(89,822)	$(203,493)
Net loss per share	$(0.00)	$(0.03)	$(0.00)	$(0.00)

	2014	2013	2013	2013
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$(238,767)	$(7,577,624)	$(18,237,714)	$(639,939)
Net loss per share	$(0.00)	$(0.10)	$(0.25)	$(0.01)

The Company’s net loss for the first quarter of 2015 decreased to $64,850 compared to a net loss of $2,370,628 in the fourth quarter of 2014. The net loss incurred in the fourth quarter of 2014 was significantly impacted by an impairment loss of $2,183,233 recorded on the exploration and evaluation assets for the Ngayu project, as well as higher expenses recorded for year-end audit fees and employee benefits incurred during the fourth quarter of 2014. The Company’s net loss for the third quarter of 2014 decreased to $89,822 compared to a net loss of $203,493 in the second quarter of 2014 due to a decrease in expenses incurred for employee compensation. The Company’s net loss for the second quarter of 2014 decreased to $203,493 compared to a net loss of $238,767 in the first quarter of 2014 due mainly to a reduction in office expenses relating to listing fees that were incurred in the first quarter of 2014. The Company’s net loss for the first quarter of 2014 decreased to $238,767 compared to a net loss of $7,577,624 in the fourth quarter of 2013 due mainly to an impairment write down of the Ngayu project of $7,904,292 that was recognized in the fourth quarter of 2013. The Company’s net loss for the fourth quarter of 2013 decreased to $7,577,624 compared to a net loss of $18,237,714 in the third quarter of 2013 due to a larger impairment write down that was recognized in the third quarter of 2013 (the impairment in the fourth quarter was $7,904,292 compared to an impairment in the third quarter of $17,861,151, in each case with respect to the Ngayu project). The Company’s net loss for the third quarter of 2013 increased to $18,237,714 compared to a net loss of $639,939 recorded in the second quarter of 2013. The significant increase is mainly attributed to the impairment write down of the Ngayu project of $17,861,151. As well, during the third quarter of 2013 compared to the second quarter of 2013, there was a decrease in foreign exchange loss of $120,826, a reduction in office expenses of $74,218 and a decrease in consulting, management and professional fees of $33,162.

Liquidity and Capital Resources

The Company historically relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future. During the first half of 2013, there was a significant drop in the gold price which has affected the gold sector and made securing equity financing more difficult.

As at March 31, 2015, the Company had cash and cash equivalents of $56,421 and a working capital deficit of $1,359,306 compared to cash and cash equivalents of $55,631 and a working capital deficit of $1,600,989 as at December 31, 2014.

During the first quarter of 2015, the Company incurred cash exploration expenditures of $323,501 (first quarter of 2014: $355,614). A breakdown of all exploration expenditures by project is presented below under “Exploration and Evaluation Expenditures”.

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$480,000. In March 2015, the Company closed a non-brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$180,000.

The Company has strategically reduced budgets significantly and implemented cost cutting measures having regard to current market conditions and its low cash position and working capital deficiency. As is typical for an exploration company, the Company will need to raise additional funds to continue its exploration program. The Company expects to raise such additional funds through offerings of its shares. However, if the Company raises additional funds by issuing additional shares, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, it may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Contractual Obligations

The Company has no contractual obligations relating to future operating lease commitments as at March 31, 2015.

Exploration and Evaluation Expenditures

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during the first quarter of 2015:

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2014	$10,074,001	$19,516,926	$29,590,927

Field camps expenses	98	5,511	5,609
Geochemistry	-	2,101	2,101
Professional fees	3,048	1,452	4,500
Business promotion	-	1,500	1,500
Travel	163	4,916	5,079
Office and sundry	1,271	153,254	154,525
Interest and bank charges	2,601	1,701	4,302
Salaries	5,671	119,860	125,531
Amortization	606	26,004	26,610
Loss(Gain) on disposal of assets	(18,830)	(70,336)	(89,166)
Other	6,638	11,609	18,247
Expenditures for the period	1,266	257,572	258,838
Impairment Loss	-	-	-
Balance 3/31/2015	$10,075,267	$19,774,498	$29,849,765

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during the first quarter of 2014:

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2013	$9,936,202	$20,957,256	$30,893,458

Field camps expenses	8	4,185	4,193
Helicopter	-	310	310
Professional fees	1,091	759	1,850
Business promotion	-	3,000	3,000
Travel	188	4,102	4,290
Office and sundry	760	160,301	161,061
Interest and bank charges	1,943	2,837	4,780
Salaries	8,798	111,105	119,903
Stock based compensation	-	13,501	13,501
Amortization	3,933	53,905	57,838
Loss(Gain) on disposal of assets	11,140	(15,716)	(4,576)
Other	402	8,546	8,948
Expenditures for the period	28,263	346,835	375,098
Balance 03/31/2014	$9,964,465	$21,304,091	$31,268,556

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at May 14, 2015, the Company had outstanding 84,439,732 common shares and 1,515,000 stock options to purchase common shares.

Related Party Transactions

a)	Key Management Personnel

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2015 and March 31, 2014 was as follows:

	For thethree months ended
	March 31,	March 31,
	2015	2014
Salaries	$36,153	$11,971
Employee retention allowance	$3,013	$998
Compensation expense-share-based payments	$-	$22,016
	$39,166	$34,985

b)	Other Related Parties

As at March 31, 2015, an amount of $9,880 was due from Delrand Resources Limited, a company with common directors, related to common expenses in the DRC (December 31, 2014 - $9,880).

As at March 31, 2015, an amount of $276,273 relating to advances provided to the Company was due to Arnold T. Kondrat, a director and officer of the Company (December 31, 2014 - $416,063).

As at March 31, 2015, an amount of $22,343 was due to Gentor Resournces Inc., a company with common directors, related to common expenses (December 31, 2014 - $24,395).

	March 31,	December 31,
	2015	2014
	$	$
Due from related party	9,880	9,880
Due to related parties	298,616	471,126

Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

An amendment to IAS 1, Presentation of Financial Statements (“IAS 1”) was issued by the IASB in December 2014. The amendment clarifies principles for the presentation and materiality consideration for the financial statements and notes to improve understandability and comparability. The amendment to IAS 1 is effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

An amendment to IAS 16, Property, Plant and Equipment (“IAS 16”) was issued by the IASB in May 2014. The amendment prohibits the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset.

It clarifies that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendment to IAS 16 is effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 38 Intangible Assets (“IAS 38”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for intangible assets.

Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in the consolidated financial statements included the following:

Estimates:

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. Under IFRS, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income (loss) during the period the new information becomes available.

Judgments:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Title to Mineral Property Interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from/to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 15(c) of the First Quarter Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, advances receivable and due from related parties. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal. See Note 15(d) of the First Quarter Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, and equity capital markets.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. The Company recorded a foreign exchange gain of $82,374 during the first quarter of 2015, compared to a foreign exchange gain of $3,856 during the first quarter of 2014, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated March 31, 2015 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2014, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2014, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2014, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 1992. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2015, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.